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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of March 2003

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                       Form 40-F ______
                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes _____                          No  X
                                                 ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF MARCH 2003


The following information filed with this Form 6-K is not incorporated by reference in Celestica's registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66726, 333-63112 and 333-88210) or on Forms
F-3 (Nos. 333-12272, 333-50240 and 333-69278), or the prospectuses included therein, or any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

- Notice of Annual and Special Meeting of Shareholders and Management Information Circular and Proxy Statement, the text of which is attached hereto as Exhibit 99.1;

- Multiple Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.2;

-    Subordinate Voting Shares Proxy for use at the Annual and Special
Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3;

- Celestica's Annual Report for fiscal year 2002, the text of which is attached hereto as Exhibit 99.4; PROVIDED, that the text under the following captions is incorporated by reference into such registration statements:
"Management's Discussion and Analysis," "Consolidated Financial Statements" and "Notes to the Consolidated Financial Statements;"

- Auditor's Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, the text of which is attached hereto as
Exhibit 99.5 and is incorporated by reference into such registration statements; and

- Consent of KPMG, LLP, Chartered Accountants, the text of which is attached hereto as Exhibit 99.6 and is incorporated by reference into such registration statements.

EXHIBITS
--------

99.1   -          Notice of Annual and Special Meeting of Shareholders, dated
                  March 18, 2003, and Management Information Circular and
                  Proxy Statement

99.2   -          Multiple Voting Shares Proxy

99.3   -          Subordinate Voting Shares Proxy

99.4   -          Annual Report for fiscal year 2002

99.5   -          Auditors Report and Comments by Auditors for U.S. Readers

99.6   -          Consent of KPMG LLP


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 CELESTICA INC.




Date: March 24, 2003             BY: /s/ Elizabeth L. DelBianco
                                    ---------------------------------------
                                    Name:  Elizabeth L. DelBianco
                                    Title: Vice President &  General Counsel



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                                  EXHIBIT INDEX
                                  -------------

         99.1   -          Notice of Annual and Special Meeting of Shareholders,
                           dated March 18, 2003, and Management Information
                           Circular and Proxy Statement

         99.2   -          Multiple Voting Shares Proxy

         99.3   -          Subordinate Voting Shares Proxy

         99.4   -          Annual Report for fiscal year 2002

         99.5   -          Auditors Report and Comments by Auditors for U.S.
                           Readers

         99.6   -          Consent of KPMG LLP